UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13D
	(Amendment No. 2)

	 Under the Securities Exchange Act of 1934

	 EXCAL ENTERPRISES, INC.
	  (Name of Issuer)

	Common Stock, par value $.004 per share
	 (Title of Class of Securities)

	 300902103
	 (CUSIP Number)

	 Steven C. Koegler, Esq.
	 Walker & Koegler, P.A.
	10151 Deerwood Park Blvd., Building 100, Suite 200
	 Jacksonville, Florida 32256
	  (904) 998-9800
	  (Name, Address and Telephone Number of Person
Authorized to
	Receive Notices and Communications)

	 June 3, 1996
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the
statement. [ ]   (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     EXCAL  ENTERPRISES,  INC.
     Schedule 13D Amendment No. 2


The Reporting Persons, consisting of David J. Smith,
Jonathan E. Humphreys,  Kyle K. Krueger, Apollo
Capital Management Group, L.P., a Delaware limited partnership, and J. Steven Emerson, hereby amend their statement on Schedule 13D relating to the common stock, par value $.004 per share, of Excal
Enterprises, Inc. (the "Issuer"), as set forth herein (i) to add SEAF, Ltd, MCM Partners and Apollo Capital
Corp. as Reporting Persons, (ii) to amend ownership information by Reporting Persons regarding the Issuer's Common Stock and (iii) to disclose certain developments since the filing of the previous amendment to Schedule 13D. Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in the Reporting
Persons' prior statement on Schedule 13D.

SCHEDULE 13D                                  CUSIP
No.  300902103

1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
               J. Steven Emerson

2    CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP*
               (a) [ x  ]
               (b) [    ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*
               PF;00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:

7   SOLE VOTING POWER
    	184,000

8    SHARED VOTING POWER
     	7,272

9    SOLE DISPOSITIVE POWER
	    184,000

10   SHARED DISPOSITIVE POWER
     	7,272

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       191,272

12  CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES(*)
 [  x  ]

13   PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)
               4.09%

14   TYPE OF REPORTING PERSON*
               IN

SCHEDULE 13D                                  CUSIP No.  300902103

1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON
               Jonathan E. Humphreys

2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*
               (a) [ x  ]
               (b) [    ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*
               PF;00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON  WITH:

7   SOLE VOTING POWER
   	76,000

8    SHARED VOTING POWER
       2,000

9    SOLE DISPOSITIVE POWER
      76,000

10   SHARED DISPOSITIVE POWER
      2,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             78,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)
 [  x  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.67%

14   TYPE OF REPORTING PERSON*
               IN

SCHEDULE 13D                                  CUSIP No.  300902103

1    NAME OF REPORTING PERSON SSN OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON
     	Apollo Capital Corp., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ x  ]
               (b) [    ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     	WC;00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:

7   SOLE VOTING POWER
      	0

8    SHARED VOTING POWER
     	172,000

9    SOLE DISPOSITIVE POWER
     	0

10   SHARED DISPOSITIVE POWER
      	172,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     	172,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)
 [  x  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     	3.70%

14   TYPE OF REPORTING PERSON*
               CO

SCHEDULE 13D                                CUSIP No.  300902103

1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     	MCM Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ x  ]
               (b) [    ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*
    	WC;00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
    	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:

7   SOLE VOTING POWER
   	2,000

8    SHARED VOTING POWER
      0

9    SOLE DISPOSITIVE POWER
    	2,000

10   SHARED DISPOSITIVE POWER
               0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
      	2,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)
 [  x  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      	.04%

14   TYPE OF REPORTING PERSON*
         	PN

SCHEDULE 13D                                  CUSIP No.  300902103

1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    	SEAF, Ltd., a California limited partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ x  ]
               (b) [    ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     	WX;00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
 	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:

7   SOLE VOTING POWER
    	7,272

8    SHARED VOTING POWER
               0

9    SOLE DISPOSITIVE POWER
     	7,272

10   SHARED DISPOSITIVE POWER
               0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         	7,272

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)
 [  x  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    	.15%

14   TYPE OF REPORTING PERSON*
               PN

SCHEDULE 13D                                  CUSIP No.  300902103

1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	    Kyle K. Krueger

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ x  ]
               (b) [    ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*
               PF;00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:

7   SOLE VOTING POWER
    	20,000

8    SHARED VOTING POWER
    	172,000

9    SOLE DISPOSITIVE POWER
     	20,000

10   SHARED DISPOSITIVE POWER
     	172,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     	192,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)
 [  x  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      	4.11%

14   TYPE OF REPORTING PERSON*
               IN

Item 3. Source and Amount of Funds or Other Consideration Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased all Shares of the
Issuer which they may be  deemed to beneficially own
for the aggregate purchase price of $988,822.50.   Such
Shares were purchased with personal funds or working capital of the respective Reporting Persons.


Item 4.    Purpose of Transaction
Item 4 is hereby amended to add the following:

I.   Demand for Meeting.

Since the Reporting Persons' filing of the first amendment to Schedule 13D, the Reporting Persons, as beneficial owners of the Shares, have made a subsequent demand to the Company that the Company call a Special Meeting of the Shareholders in Lieu of the Annual Meeting. As previously disclosed in the first amendment to Schedule 13D, the Reporting
Persons had requested (by letter dated April 12, 1996) that the Company call a special meeting of shareholders in lieu of the annual meeting. In addition, David J. Smith, by letter dated April 15,
1996, had requested that the Company make available its stockholder list for inspection and copying. By letters dated April 25, 1996, the Company denied both the request for meeting and the request to inspect the shareholders list on the basis that the Reporting
Persons were not "stockholders of record" and therefore have no standing to demand a meeting or to inspect the stockholders list. The Reporting Persons are beneficial owners of the Shares, but the Shares are held of record by Reporting Persons' respective broker/dealers. As described below, due to the Company's refusal to honor the Reporting Person's rightful demand for meeting and request to inspect the stockholder list, the Reporting Persons made a subsequent demand through the record holder of the Shares, Cede & Co.

The demand was made by Cede & Co., the record
holder of the Shares, upon the instruction and request
of the Reporting Persons by letter dated May 31, 1996.
The demand requests that a meeting be called (i) for
the purpose of electing a Board of Directors to serve
until the next annual meeting or until their earlier
resignation, removal or death and (ii) to conduct such
other business as may be properly presented to the
meeting.  The demand requests that the meeting be
held on July 17, 1996 at 1 Imeson Park Blvd, Bldg.
100, Jacksonville, Florida and that a record date of
June 7, 1996 be established with respect to such
meeting.   Attached hereto as Exhibit 5 is the text of
the letters pursuant to which the demand for meeting was made.

Section 2.2 of the Company's bylaws provides that annual meetings of shareholders shall be held within 120 days following the close of the Company's fiscal year. The last annual meeting was held on May 31, 1995 and no annual meeting of shareholders has been called or held since the end of the Company's fiscal year ended June 30, 1995. Accordingly, the Company is not in compliance with Section 2.2 of its bylaws concerning annual meetings. Therefore, in accordance with Section 2.4 of the Company's bylaws and Section
211 of the Delaware General Corporation Law, the
Reporting Persons demanded that the Company call a Special Meeting of shareholders in Lieu of the Annual
Meeting.

The Reporting Persons intend to seek to elect their own nominees as directors of the Company at such meeting and intend to solicit proxies for that purpose.
Reporting Persons reserve the right to take such other actions as they deem appropriate.

II.  Legal Proceeding.

On April 17, 1996, the Company filed a complaint (the
"Complaint") against David J. Smith (one of the
Reporting Persons) and John Does 1 through 10 in the
United States District Court for the Middle District of
Florida (Case No. 96-764-CIV-T-23E). The Complaint alleges that Mr. Smith, together with the other
Reporting Persons and certain unnamed individuals, have acquired in excess of 15% of the outstanding shares of the Company's common stock. The
Complaint seeks (i) a declaratory judgment that the actions of Mr. Smith and the other named and unnamed individuals constitutes a "Triggering Event" under the Company's Shareholder Rights Plan ("Rights
Plan"); and (ii) an order restraining the defendants from voting any of their shares of the Company common stock. The Complaint also alleges violations of Section 13(d) and Rule 13d-1 of the Securities
Exchange Act of 1934, as amended ("Section 13D").

The Reporting Persons vigorously dispute both the accuracy of the factual allegations made in the Complaint and the legal conclusions drawn therefrom.
The Reporting Persons believe that the Complaint is an illegitimate effort to trigger the "poison pill' provisions of the Rights Plan in an attempt to thwart the Reporting Persons' efforts to elect new members to the Board of Directors. On May 21, 1996, Mr.
Smith, through counsel, filed his answer to the Complaint (the "Answer"). The Answer (i) generally denies that a "Triggering Event" has occurred under the Rights Plan, (ii) denies that Smith or any of the other Reporting Persons are members of a group other than that Group comprised only of the Reporting Persons, (iii) asserts that the Rights Plan is unenforceable, and (iv) denies that any violation of
Section 13D by the Reporting Persons has occurred.
Additionally, the Answer asserts various affirmative defenses to the claims of the Company, including (i) that the Rights Plan constitutes an illegal attempt to deprive defendants and the Reporting Persons of their property rights in the Shares, (ii) that the Company, in bringing the action, is guilty of "unclean hands", and
(iii) that it would be inequitable to enforce the Rights
Plan.


Item 5.    Interest in Securities of the Issuer
Item 5(a) is hereby amended to add the following:

(a) As of the close of business on May 31, 1996, the Reporting Persons may be deemed to beneficially own in the aggregate 641,272 Shares, representing approximately 13.75% of the outstanding Shares of the Issuer (based upon the number of Shares reported to be outstanding in the Issuer's Form 10Q for the fiscal quarter ended March 31, 1996). The Reporting
Persons have direct beneficial ownership of the Shares as follows:

SHAREHOLDER                     # OF SHARES       APPROX. % OUTSTANDING
                                                          SHARES

David J. Smith	                 180,000	                   3.86%
Jonathan E. Humphreys	          76,000	                    1.63%
Kyle K. Krueger	                20,000	                     .43%
J. Steven Emerson	              184,000                   	3.94%
Apollo Capital Management
    Group, L.P.                	172,000                  	 3.70%
SEAF, Ltd.                       	7,272                    	.15%
MCM Partners                     	2,000                    	.04%

J. Steven Emerson, by virtue of his role as a general partner of SEAF, Ltd., a California limited partnership, may be deemed to beneficially own an additional 7,272 Shares which SEAF owns. Jonathan
E. Humphreys, by virtue of his role as a general partner of MCM Partners, may be deemed to beneficially own an additional 2000 Shares which MCM owns. Kyle K. Krueger, by virtue of his role as a shareholder of Apollo Capital Corp., a Delaware corporation ("Capital") (the managing partner of Apollo), may be deemed to beneficially own the 172,000 shares owned directly by Apollo. Emerson, Krueger, Capital and Humphreys disclaim beneficial ownership of such Shares for all other purposes.


Item 5(c) is hereby amended to add the following:

Item 5(c) sets forth certain additional transactions with respect to the Issuer's Shares effected by the Reporting Persons identified below. Each transaction set forth below reflects a purchase or sale effected by means of an over-the-counter trade.

IDENTITY            TRADE DATE        # OF SHARES          PRICE PER SHARE

SEAF LTD	           2/23/96	               7,272	               $2.0959

J. Steven Emerson* 	3/1/96                10,000	               $1.9700

MCM PARTNERS	       2/29/96	               2,000	               $2.0000

* The foregoing transactions were inadvertently omitted from the Reporting Persons' original filing on
Schedule 13D.


Item 7.  Material To Be Filed As Exhibits.
Item 7 is hereby amended to add the following:

Exhibit 5	Forms of Demand by Cede & Co., as record holder of the Shares, for a Special Meeting in Lieu of the Annual Meeting of Shareholders of Excal Enterprises, Inc.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.004 per share, of Excal
Enterprises, Inc., a Delaware corporation, is true, complete and correct.


Date: 6/07/96                	Signature:     /s/David J. Smith
                             	David J. Smith

Date: 6/07/96	                Signature: /s/ Jonathan E. umphreys
                             	Jonathan E. Humphreys

Date: 6/07/96	                Signature:   /s/Kyle K. Krueger
                             	Kyle K. Krueger

Date: 6/07/96	                Signature:   /s/J. Steven Emerson
                              	J. Steven Emerson

Date: 6/07/96                 Apollo Capital Management	Group, L.P.,
                              a Delaware limited	partnership


                            		By: Apollo Capital Corp.
                              		a Delaware corporation
                             			its General Partner

                             		By:/s/Kyle K. Krueger
                             		Kyle K. Krueger


Date: 6/07/96                 	Apollo Capital Corp.,
                              	a Delaware corporation

                              	By:/s/Kyle K. Krueger
                              	Kyle K. Krueger

Date: 6/07/96                  	SEAF, Ltd.,
                                a California limited	partnership

                               	By: /s/ J. Steven Emerson
                               	J. Steven Emerson,
                               	Its General Partner

Date: 6/7/96                    MCM Partners

                                By:/s/  Jonathan E. Humphreys
                               	Jonathan E. Humphreys

EXHIBIT  5

	Cede & Co.
	c/o The Depository Trust Company
	7 Hanover Square
	New York, New York  10004



May 31, 1996




Corporate Secretary
Excal Enterprises, Inc.
100 N. Tampa Street
Suite 3575
Tampa, Florida  33602

RE:	Demand for Shareholders Meeting
	Excal Enterprises, Inc.
	Cusip # 300902103

Gentlemen:

The undersigned, Cede & Co., does hereby represent that it is the record holder of the indicated number of shares of common stock, par value $.004 per share
("Common Stock") of Excal Enterprises, Inc. (the
"Company") listed next to its signature line below.
This Demand for a Special Meeting in Lieu of the Annual Meeting of Shareholders should be read in conjunction with one or more similar demands, which the undersigned understands are being delivered by other holders of Common Stock whose holdings together with the number of shares of Common Stock specified below, constitute in excess of ten percent
(10%) of the outstanding shares of Common Stock of the Company.

Cede & Co. is the nominee of The Depository Trust
Company ("DTC") and is a holder of record of shares of Common Stock of the Company. DTC is informed by its Participant, Burke, Christensen & Lewis
Securities, Inc. ("Participant"), that on the date hereof the number of such shares (the "Shares") of Common
Stock specified below are credited to Participant's
DTC account, and are owned beneficially by Kyle K.
Krueger, a customer of Participant ("Customer").

Cede & Co., at the request of Participant and as holder of record of the Shares, pursuant to Sections
2.3 and 2.4 of the Bylaws of the Company, hereby demands that the Company call a Special Meeting in Lieu of the Annual Meeting of Shareholders for the following purposes:

1.	To elect a Board of Directors to serve until the
next annual meeting or until their earliest removal, resignation or death; and

2.	To conduct said other business as may be
properly presented to the meeting or any adjournment thereof.

Cede & Co., at the request of Participant and as holder of record of the Shares, also demands that such meeting be held on July 17, 1996 at 1 Imeson Park
Blvd., Bldg. 100, Jacksonville, Florida and that a record date of June 7, 1996 be established with respect to such meeting, in order to permit Customer and/or its agents to solicit proxies in connection with such meeting.

While Cede & Co. is furnishing this demand as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominal party for the true party in interest, the Customer. Cede &
Co. has no interest in this matter other than to ensure that the Customer is not denied its rights as the beneficial owner of the Shares, and Cede & Co.
assumes no further responsibility in this matter.

Further correspondence on this matter should be directed to Steven C. Koegler or Phillip I. Dillingham at 10151 Deerwood Park Blvd., Bldg. 100, Suite 200,
Jacksonville, Florida 32256, (904) 998-9800.

Very truly yours,

Cede & Co.


By:___________________________		 Number of Shares:    20,000


Date: _________________________

On behalf of Burke, Christensen & Lewis
Securities, Inc.

	Cede & Co.
	c/o The Depository Trust Company
	7 Hanover Square
	New York, New York  10004



May 31, 1996


Corporate Secretary
Excal Enterprises, Inc.
100 N. Tampa Street
Suite 3575
Tampa, Florida  33602

RE:	Demand for Shareholders Meeting
	Excal Enterprises, Inc.
	Cusip # 300902103

Gentlemen:

The undersigned, Cede & Co., does hereby represent that it is the record holder of the indicated number of shares of common stock, par value $.004 per share
("Common Stock") of Excal Enterprises, Inc. (the
"Company") listed next to its signature line below.
This Demand for a Special Meeting in Lieu of the Annual Meeting of Shareholders should be read in conjunction with one or more similar demands, which the undersigned understands are being delivered by other holders of Common Stock whose holdings together with the number of shares of Common Stock specified below, constitute in excess of ten percent
(10%) of the outstanding shares of Common Stock of the Company.

Cede & Co. is the nominee of The Depository Trust
Company ("DTC") and is a holder of record of shares of Common Stock of the Company. DTC is informed by its Participant, Bear Stearns Securities Corp.
("Participant"), that on the date hereof the number of such shares (the "Shares") of Common Stock specified below are credited to Participant's DTC account and are owned beneficially by J. Steven Emerson
("Customer").

Cede & Co., at the request of Participant and as holder of record of the Shares, pursuant to Sections
2.3 and 2.4 of the Bylaws of the Company, hereby demands that the Company call a Special Meeting in Lieu of the Annual Meeting of Shareholders for the following purposes:

1.	To elect a Board of Directors to serve until the
next annual meeting or until their earliest removal, resignation or death; and

2.	To conduct said other business as may be
properly presented to the meeting or any adjournment thereof.

Cede & Co., at the request of Participant and as holder of record of the Shares, also demands that such meeting be held on July 17, 1996 at 1 Imeson Park
Blvd., Bldg. 100, Jacksonville, Florida and that a record date of June 7, 1996 be established with respect to such meeting, in order to permit Customer and/or its agents to solicit proxies in connection with such meeting.

While Cede & Co. is furnishing this demand as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominal party for the true party in interest, the Customer. Cede &
Co. has no interest in this matter other than to ensure that the Customer is not denied its rights as the beneficial owner of the Shares, and Cede & Co.
assumes no further responsibility in this matter.

Further correspondence on this matter should be directed to Steven C. Koegler or Phillip I. Dillingham at 10151 Deerwood Park Blvd., Bldg. 100, Suite 200,
Jacksonville, Florida 32256, (904) 998-9800.

Very truly yours,

Cede & Co.


By:___________________________		 Number of Shares:    184,000


Date: _________________________

On behalf of Bear Stearns Securities Corp.

Cede & Co.
	c/o The Depository Trust Company
	7 Hanover Square
	New York, New York  10004



May 31, 1996


Corporate Secretary
Excal Enterprises, Inc.
100 N. Tampa Street
Suite 3575
Tampa, Florida  33602

RE:	Demand for Shareholders Meeting
	Excal Enterprises, Inc.
	Cusip # 300902103

Gentlemen:

The undersigned, Cede & Co., does hereby represent that it is the record holder of the indicated number of shares of common stock, par value $.004 per share
("Common Stock") of Excal Enterprises, Inc. (the
"Company") listed next to its signature line below.
This Demand for a Special Meeting in Lieu of the Annual Meeting of Shareholders should be read in conjunction with one or more similar demands, which the undersigned understands are being delivered by other holders of Common Stock whose holdings together with the number of shares of Common Stock specified below, constitute in excess of ten percent
(10%) of the outstanding shares of Common Stock of the Company.

Cede & Co. is the nominee of The Depository Trust
Company ("DTC") and is a holder of record of shares of Common Stock of the Company. DTC is informed by its Participant, National Securities Clearing
Corporation ("Participant"), that on the date hereof the number of such shares (the "Shares") of Common
Stock specified below are credited to Participant's
DTC account maintained on behalf of Crowell, Weedon & Co.

Cede & Co., at the request of Participant and as holder of record of the Shares, pursuant to Sections
2.3 and 2.4 of the Bylaws of the Company, hereby demands that the Company call a Special Meeting in Lieu of the Annual Meeting of Shareholders for the following purposes:

1.	To elect a Board of Directors to serve until the
next annual meeting or until their earliest removal, resignation or death; and

2.	To conduct such other business as may be
properly presented to the meeting or any adjournment thereof.

Cede & Co., at the request of Participant and as holder of record of the Shares, also demands that such meeting be held on July 17, 1996 at 1 Imeson Park
Blvd., Bldg. 100, Jacksonville, Florida and that a record date of June 7, 1996 be established with respect to such meeting, in order to permit the true party in interest as the beneficial owner of the Shares to solicit proxies in connection with such meeting.

While Cede & Co. is furnishing this demand as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominal party for the true party in interest, the Customer. Cede &
Co. has no interest in this matter other than to ensure that the Customer is not denied its rights as the beneficial owner of the Shares, and Cede & Co.
assumes no further responsibility in this matter.

Further correspondence on this matter should be directed to Steven C. Koegler or Phillip I. Dillingham at 10151 Deerwood Park Blvd., Bldg. 100, Suite 200,
Jacksonville, Florida 32256,  (904) 998-9800.

Very truly yours,

Cede & Co.


By:___________________________		 Number of Shares:   76,000


Date: _________________________

On behalf of National Securities Clearing Corporation.

Cede & Co.
	c/o The Depository Trust Company
	7 Hanover Square
	New York, New York  10004



May 31, 1996


Corporate Secretary
Excal Enterprises, Inc.
100 N. Tampa Street
Suite 3575
Tampa, Florida  33602

RE:	Demand for Shareholders Meeting
	Excal Enterprises, Inc.
	Cusip # 300902103

Gentlemen:

The undersigned, Cede & Co., does hereby represent that it is the record holder of the indicated number of shares of common stock, par value $.004 per share
("Common Stock") of Excal Enterprises, Inc. (the
"Company") listed next to its signature line below.
This Demand for a Special Meeting in Lieu of the Annual Meeting of Shareholders should be read in conjunction with one or more similar demands, which the undersigned understands are being delivered by other holders of Common Stock whose holdings together with the number of shares of Common Stock specified below, constitute in excess of ten percent
(10%) of the outstanding shares of Common Stock of the Company.

Cede & Co. is the nominee of The Depository Trust
Company ("DTC") and is a holder of record of shares of Common Stock of the Company. DTC is informed by its Participant, Montgomery Securities
("Participant"), that on the date hereof the number of such shares (the "Shares") of Common Stock specified below are credited to Participant's DTC account which are owned beneficially by Apollo Capital Management
Group, L.P., a customer of Participant ("Customer").

Cede & Co., at the request of Participant and as holder of record of the Shares, pursuant to Sections
2.3 and 2.4 of the Bylaws of the Company, hereby demands that the Company call a Special Meeting in Lieu of the Annual Meeting of Shareholders for the following purposes:

1.	To elect a Board of Directors to serve until the
next annual meeting or until their earliest removal, resignation or death; and

2.	To conduct said other business as may be
properly presented to the meeting or any adjournment thereof.

Cede & Co., at the request of Participant and as holder of record of the Shares, also demands that such meeting be held on July 17, 1996 at 1 Imeson Park
Blvd., Bldg. 100, Jacksonville, Florida and that a record date of June 7, 1996 be established with respect to such meeting, in order to permit Customer and/or its agents to solicit proxies in connection with such meeting.

While Cede & Co. is furnishing this demand as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominal party for the true party in interest, the Customer. Cede &
Co. has no interest in this matter other than to ensure that the Customer is not denied its rights as the beneficial owner of the Shares, and Cede & Co.
assumes no further responsibility in this matter.

Further correspondence on this matter should be directed to Steven C. Koegler or Phillip I. Dillingham at 10151 Deerwood Park Blvd., Bldg. 100, Suite 200,
Jacksonville, Florida 32256, Monday through Friday
(904) 998-9800.

Very truly yours,

Cede & Co.


By:___________________________		 Number of Shares:    172,000


Date: _________________________

On behalf of Montgomery Securities

Cede & Co.
	c/o The Depository Trust Company
	7 Hanover Square
	New York, New York  10004



May 31, 1996


Corporate Secretary
Excal Enterprises, Inc.
100 N. Tampa Street
Suite 3575
Tampa, Florida  33602

RE:	Demand for Shareholders Meeting
	Excal Enterprises, Inc.
	Cusip # 300902103

Gentlemen:

The undersigned, Cede & Co., does hereby represent that it is the record holder of the indicated number of shares of common stock, par value $.004 per share
("Common Stock") of Excal Enterprises, Inc. (the
"Company") listed next to its signature line below.
This Demand for a Special Meeting in Lieu of the Annual Meeting of Shareholders should be read in conjunction with one or more similar demands, which the undersigned understands are being delivered by other holders of Common Stock whose holdings together with the number of shares of Common Stock specified below, constitute in excess of ten percent
(10%) of the outstanding shares of Common Stock of the Company.

Cede & Co. is the nominee of The Depository Trust
Company ("DTC") and is a holder of record of shares of Common Stock of the Company. DTC is informed by its Participant, Raymond James & Associates, Inc.
("Participant"), that on the date hereof the number of such shares (the "Shares") of Common Stock specified below are credited to Participant's DTC account and are owned beneficially by David J. Smith, a customer of Participant ("Customer").

Cede & Co., at the request of Participant and as holder of record of the Shares, pursuant to Sections
2.3 and 2.4 of the Bylaws of the Company, hereby demands that the Company call a Special Meeting in Lieu of the Annual Meeting of Shareholders for the following purposes:

1.	To elect a Board of Directors to serve until the
next annual meeting or until their earliest removal, resignation or death; and

2.	To conduct said other business as may be
properly presented to the meeting or any adjournment thereof.

Cede & Co., at the request of Participant and as holder of record of the Shares, also demands that such meeting be held on July 17, 1996 at 1 Imeson Park
Blvd., Bldg. 100, Jacksonville, Florida and that a record date of June 7, 1996 be established with respect to such meeting, in order to permit Customer and/or its agents to solicit proxies in connection with such meeting.

While Cede & Co. is furnishing this demand as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominal party for the true party in interest, the Customer. Cede &
Co. has no interest in this matter other than to ensure that the Customer is not denied its rights as the beneficial owner of the Shares, and Cede & Co.
assumes no further responsibility in this matter.

Further correspondence on this matter should be directed to Steven C. Koegler or Phillip I. Dillingham at 10151 Deerwood Park Blvd., Bldg. 100, Suite 200,
Jacksonville, Florida 32256, (904) 998-9800.

Very truly yours,

Cede & Co.


By:___________________________		 Number of Shares:    105,000


Date: _________________________

On behalf of Raymond James & Associates, Inc.